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SEC Mail Processing Section
FEB 27 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DAVIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 PARK AVENUE SOUTH, 29TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC M. DAVIS (212) 796-8440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ERIC M. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVIS SECURITIES LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF New York
COUNTY OF New York
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 1 DAY OF Feb. 2013.
BY Eric M Davis

LOIS ROTELLA
Notary Public - State of New York
NO. 01RO6131480
Qualified in New York County
My Commission Expires 8/1/13

NOTARY PUBLIC
Notary Public

Signature

CEO & MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Davis Securities LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Davis Securities LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Davis Securities LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 19, 2013

DAVIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 129,678
Fixed assets, at cost (net of accumulated depreciation of $265,776)	4,175
Due from broker	45,168
Other assets	55,627
TOTAL ASSETS	$ 234,648

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 23,755
Total liabilities	23,755
Member's equity	210,893
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 234,648

The accompanying notes are an integral part of this financial statement.

DAVIS SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 8, 2005 in the state of Delaware. On May 31, 2012 FINRA approved the Company's request to remove proprietary trading from its approved business activities and reduced its minimum net capital requirements from $100,000 to $5,000. The Company will continue indefinitely, unless terminated sooner by Management.

The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii).

The Company records transactions in securities and commission revenue and expenses on the trade-date basis. Dividends and dividends on securities sold, not yet purchased, are accrued on the ex-dividend date.

No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is subject to New York City unincorporated business tax.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2009, 2010 and 2011.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statement.

NOTE 2 DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker. At December 31, 2012, all amounts due from broker reflected in the statement of financial condition are with this broker.

NOTE 2 DUE FROM BROKER (continued)

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2012, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company conducts security transactions for an affiliated investment partnership. During the year ended December 31, 2012, the Company earned commission income of $24,351 from this affiliated partnership. At December 31, 2012 this affiliate owed $171 to the Company which is included in other assets on the statement of financial condition.

Pursuant to an expense sharing agreement, the Company reimburses an affiliated entity (the "Affiliate") for rent and occupancy expense. Included in rent expense in the statement of operations is $95,465 charged by this Affiliate for the year ended December 31, 2012. At December 31, 2012 the Affiliate owed the Company $1,440 which is included in other assets on the statement of financial condition.

At December 31, 2012, a third affiliate owed the Company $3,123 which is included in other assets on the statement of financial condition.

NOTE 4 FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Office equipment	$ 189,552
Furniture and fixtures	16,261
Telephone equipment	39,028
Software	25,110
Total fixed assets	269,951
Less: Accumulated depreciation	(265,776)
Net fixed assets	$ 4,175

Depreciation expense for the year ended December 31, 2012 was $13,157.

NOTE 5 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $151,091, which was $146,091 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.16 to 1.

NOTE 6 COMMITMENTS

The Company leases office space from the Affiliate under a sub-lease agreement which was amended on November 1, 2012. Under this month to month sub-lease, the Company pays the Affiliate an amount equal to 30% of total rent paid by the Affiliate. For the year ended December 31, 2012, rent expense on this lease was $95,465.

On November 29, 2011 the Company entered into an equipment lease for a copier with equal monthly payments of $480 that expires on November 29, 2015. The Company charges 40% of the copier expense back to the Affiliate.

The following is a summary of future minimum lease payments:

Year ended December 31,	Copier
2013	$ 5,760
2014	5,760
2015	5,280
Total	$ 16,800

Net copier rental expense for 2012 aggregated to $3,737 and is reported as equipment rental on the statement of operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 7 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees, except as described in Note 2 above, at December 31, 2012 or during the year then ended.

NOTE 8 SUBSEQUENT EVENTS

Subsequent capital contributions to the Company were $30,000. Subsequent events have been evaluated and there are no other subsequent events that require disclosure.